Exhibit 99.1

Robert Barnhill, Jr. Reminds Shareholders of Their Right to

Remove TESSCO Directors Hastily Appointed Last Week Without Shareholder Approval

Submitting a WHITE Consent Card FOR the Removal of Any of John D. Beletic, Jay G. Baitler, Paul J. Gaffney, Morton F. Zifferer, Jr. or Dennis J. Shaughnessy Constitutes a Consent to Remove Cathy-Ann Martine-Dolecki, Ronald D. McCray and Any Other Directors Appointed to the Board Prior to the Conclusion of the Consent Solicitation

Consent to the Election of Robert Barnhill Jr.’s

Highly-Qualified Independent Candidates to the TESSCO Board

HUNT VALLEY, Md./PRNewswire/ On November 16, 2020, Robert B. Barnhill, Jr., founder and largest shareholder of TESSCO Technologies, Incorporated (NASDAQ: TESS) (“TESSCO” or the “Company”), issued the following press release in response to the dubiously-timed additions to the Company’s Board of Directors (the “Board”):

Last week, the Board took what Mr. Barnhill deems an extraordinarily reactionary and defensive tactic to further entrench the majority influence held by incumbent directors, John D, Beletic, Jay G. Baitler and Paul J. Gaffney over a captive Board. We believe that the recent addition of two new directors to the Board without shareholder approval (“Unilateral Board Appointments”) in the middle of a consent solicitation process is rash and reactionary and a failure of good corporate governance. In our view, a slight Board compositional change effected without shareholder approval is not sufficient to remedy the enormous issues facing the Company. Based on the Company’s annual meeting results from 2019 and 2020, we believe it is clear the Board lacked a mandate from shareholders to undertake this exercise, particularly on the eve of its meetings with proxy advisory firms and institutional shareholders.

Fortunately, Mr. Barnhill’s definitive consent solicitation statement (the “Solicitation Statement”) and accompanying WHITE consent card contemplated the possibility of the Unilateral Board Appointments.

•	Proposal 1 in the Solicitation Statement and WHITE consent card provides that a consent for the removal of any of John D. Beletic, Jay G. Baitler, Paul J. Gaffney, Morton F. Zifferer, Jr. or Dennis J. Shaughnessy (collectively, the “Subject Directors”) also constitutes a consent to remove any other person(s) elected, appointed or designated by the Board (or any committee thereof) to fill any vacancy or newly created directorship on or after September 25, 2020 and prior to the conclusion of Mr. Barnhill’s consent solicitation (the “Consent Solicitation”);

•	Consequently, this means that consenting to remove any director named in Proposal 1 on the WHITE consent card also constitutes a consent to remove the two directors recently added as a result of the Unilateral Board Appointments (Cathy-Ann Martine-Dolecki and Ronald D. McCray); and

•	This also means that consenting to remove any director named in Proposal 1 on the WHITE consent card constitutes a consent to remove any additional non-shareholder approved director elected, appointed or designated by the Board during the remainder of the Consent Solicitation.

As a result, removal of any Subject Director1 by the affirmative consent of holders of a majority of shares of the Company’s common stock (“Common Stock”) as of the October 13, 2020 record date will result in the removal of all directors appointed or designated by the Board on or after September 25, 2020 and prior to the completion of the Consent Solicitation, including Ms. Martine-Dolecki and Mr. McCray.

We believe the Unilateral Board Appointments to be a direct entrenchment tactic and a blatant attempt to confuse shareholders during the Consent Solicitation. We do not believe that the Subject Directors, who have lost shareholder support, should be able to frustrate the will of the shareholders by unilaterally appointing new directors without shareholder approval during a consent solicitation. However, consistent with shareholders’ best interest, following the Consent Solicitation, Mr. Barnhill plans to recommend to the reconstituted Board that it interview Ms. Martine-Dolecki and Mr. McCray for possible directorships, while also taking shareholder feedback into account.

At your earliest convenience, please consent to remove the Subject Directors (which will also result in the removal of Ms. Martine-Dolecki and Mr. McCray, the two directors recently appointed as a result of the Unilateral Board Appointments), and replace them with our four highly-qualified independent candidates—J. Timothy Bryan, John W. Diercksen, Emily Kellum (Kelly) Boss and Kathleen McLean.

TAKE ACTION TODAY!

Consent and Consent Revocation Procedures

We urge you to consent to all four proposals on the WHITE consent card and return it in your postage-paid envelope provided prior to December 11, 2020. An executed consent card may be revoked at any time by marking, dating, signing and delivering a written revocation before the time that the action authorized by the executed consent becomes effective. A revocation may be in any written form validly signed by the record holder as long as it clearly states that the consent previously given is no longer effective. The delivery of a subsequently dated consent card that is properly completed will constitute a revocation of any earlier consent. The revocation may be delivered to Harkins Kovler, LLC at the address set forth below. If you hold your share in “street” name with a brokerage firm, bank, dealer, trust company or other nominee, please consult such nominee for instructions on how to consent or revoke your consent.

If you have any questions about the Consent Solicitation or need assistance executing the WHITE consent card, please contact:

Harkins Kovler, LLC

3 Columbus Circle, 15th Floor

New York, NY 10019

Telephone: +1 (212) 468-5380

Toll-Free: +1 (800) 257-3995

Email: SaveTESSCO@harkinskovler.com

1 Mr. Shaughnessy was originally a Subject Director targeted for removal by the Consent Solicitation. However, he retired in connection with the Unilateral Board Appointments. Therefore, shareholder approval of the removal of Mr. Shaughnessy will only have the effect of removing all directors appointed or designated by the Board on or after September 25, 2020 and prior to the completion of the Consent Solicitation.

Important Additional Information

Mr. Barnhill, Ms. McLean, Ms. Boss, Mr. Bryan, Mr. Diercksen, UA 6-9-2016 Robert B. Barnhill, Jr. Rev Trust, RBB-TRB LLC, a Maryland limited liability company (“RBB-TRB”), RBB-CRB LLC, a Maryland limited liability company (“RBB-CRB”), Robert B Barnhill Jr & Janet W Barnhill Tr FBO Durkin Slattery Barnhill Trust, Janet W Barnhill Tr UA 6 9 2016 Janet W Barnhill Rev Trust, Winston Foundation, Incorporated, a Maryland corporation, and Donald Manley (the “Participants” or “We”) are participants in the solicitation of consents from the Company’s shareholders to remove the Subject Directors (and any other person or persons, other than those elected by the Consent Solicitation, elected, appointed or designated by the Board (or any committee thereof) to fill any vacancy or newly created directorship on or after September 25, 2020 and prior to the time that any of the actions proposed to be taken by the Consent Solicitation become effective) and elect Ms. McLean, Ms. Boss, Mr. Bryan and Mr. Diercksen to fill four of the resulting vacancies (as well as to amend the Company’s Sixth Amended and Restated By-Laws proposed in connection therewith). We have filed the Solicitation Statement and a WHITE consent card with the Securities and Exchange Commission (the “SEC”) in connection with any such solicitation of proxies from the Company’s shareholders.

SHAREHOLDERS OF THE COMPANY ARE STRONGLY ENCOURAGED TO READ THE SOLICITATION STATEMENT, ACCOMPANYING WHITE CONSENT CARD AND ALL OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY AS THEY CONTAIN IMPORTANT INFORMATION. UPDATED INFORMATION REGARDING THE IDENTITY OF POTENTIAL PARTICIPANTS AND THEIR DIRECT OR INDIRECT INTERESTS, BY SECURITY HOLDINGS OR OTHERWISE, IS SET FORTH IN THE SOLICITATION STATEMENT AND OTHER MATERIALS FILED WITH THE SEC. Shareholders can obtain the Solicitation Statement and any amendments or supplements to the Solicitation Statement filed by the Participants with the SEC at no charge at the SEC’s website at www.sec.gov. Copies will also be available, without charge, on request from the Participants’ proxy solicitor, Harkins Kovler, LLC at +1 (800) 257-3995 or via email at SaveTESSCO@HarkinsKovler.com.

Certain Information Regarding the Participants

Mr. Barnhill is the founder, former Chairman of the Board and the largest shareholder of the Company.

Mr. Barnhill beneficially owns 1,620,387 shares of the Common Stock (approximately 18.5% of the outstanding shares), which includes 11,503.5 shares that Mr. Barnhill owns directly and the shares owned by the following Participants: UA 6-9-2016 Robert B. Barnhill, Jr. Rev Trust owns 1,265,882 shares of Common Stock, RBB-TRB, LLC owns 109,125 shares of Common Stock, RBB-CRB, LLC owns 109,125 shares of Common Stock, Robert B Barnhill Jr & Janet W Barnhill Tr FBO Durkin Slattery Barnhill Trust, owns 30,750 shares of Common Stock, Janet W Barnhill Tr UA 6 9 2016 Janet W Barnhill Rev Trust owns 67,500 shares of Common Stock, and the Winston Foundation, Incorporated owns 26,500 shares of Common Stock. Mr. Barnhill is the sole manager of RBB-TRB and RBB-CRB, a trustee of the UA 6-9-2016 Robert B. Barnhill, Jr. Rev Trust and the Robert B Barnhill Jr & Janet W Barnhill Tr FBO Durkin Slattery Barnhill Trust and a director of the Winston Foundation, Incorporated. Mr. Barnhill’s spouse is a trustee of the Janet W Barnhill Tr UA 6 9 2016 Janet W Barnhill Rev Trust. The percentage of Mr. Barnhill’s stock ownership is based on the 8,760,562 shares of Common Stock outstanding as of October 13, 2020, as reported in the Company’s Consent Revocation Statement on Schedule 14A, filed with the SEC on October 15, 2020. Christopher Barnhill may be considered a Participant in the solicitation but is no longer providing any assistance with respect to the solicitation and does not currently beneficially, directly or indirectly own any securities of the Company.

None of the Participants (other than Mr. Barnhill) currently beneficially, directly or indirectly own any securities of the Company.